Via Edgar

June 21, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2022

File No. 333-265184

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 14, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 7, 2022

Cover Page

1.

We note the statement in your response letter that “[b]ecause the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens)... there are no risks associated with Chinese laws or regulations.” We note similar statements on pages 2 and 3. However, we note that your previous correspondence letter dated December 30, 2021 and your disclosure on the cover page and page 2 suggest that a majority of your officers and directors have significant ties to China/HK. Please revise to disclose, if true, that a majority of your officers or directors have significant ties to China/HK. If a majority of your officers and directors have such ties, please revise to provide disclosures requested in the comments from our letter dated June 2, 2022, as applicable.

Response: As noted the previous letter, the Company does not believe the disclosures requested by the Staff are material with respect to the Company given that neither the Company not a majority of its management team are located in China. Notwithstanding the foregoing, the Company has revised the disclosures on cover page, pages 6, 19, 23 and 49 of the Amended Registration Statement to include the disclosures requested by prior comments No. 2 through 8.

Jim Lopez U.S. Securities & Exchange Commission June 21, 2022 Page 2

General

2.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: Our sponsor is, is controlled by, and has substantial ties with a non-U.S. person. We have included a risk factor titled “The fact that our sponsor is, is controlled by, and has substantial ties with a non-U.S. person could impact our ability to complete our initial business combination.” on page 33 to addresses how this fact could impact the Company’s ability to complete its initial business combination.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner